

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 29, 2007

Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

> **Re:** **Gryphon Gold Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 7, 2007**
> **File No. 333-143581**
>
> **Form 10-QSB for the period ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 333-127635**

Dear Sir or Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You indicate on the cover pages of your Forms 10-KSB for the years ended March 31, 2006 and March 31, 2007 that you have common stock registered under Section 12(g) of the Exchange Act. It appears that you have filed neither a Form 10 nor a Form 8-A. In addition, we note that you continue to use the file number associated with your initial public offering on Form SB-2 at December

2005, file number 333-127635, to file your Exchange Act reports. Please advise us as to how you have registered your common stock under Section 12(g).

Form SB-2 filed June 7, 2007

General

2. Please update the financial information throughout the filing consistent with Item 310(g) of Regulation S-B.

Cover Page

3. Since you intend to market your securities in the United States, it appears that you should refer to the quotation on the Over-the-Counter Bulletin Board, rather than just the quotation on the TSX.

Exhibit 5.1

4. We note that you included the following qualification in the opinion: "Our opinion expressed above is limited to Nevada Revised Statutes Chapter 78 and 92A governing for-profit Nevada corporations." Please obtain a new unqualified opinion that addresses all the applicable laws, including any applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Form 10-QSB for the period ended December 31, 2006

5. We note that, as of the end of the period covered by the report, your "principal executive officer and principal financial officer evaluated the effectiveness of [y]our disclosure controls and procedures and determined that [you] had a deficiency in monitoring and evaluating independent engineering reports." Although we note that you implemented measures to address the deficiency and that, following the implementation of the measures, your officers determined that your disclosure controls and procedures are effective, you are nonetheless required to disclose your officers' assessment as to the effectiveness of the disclosure controls and procedures as of the end of the period. Please revise accordingly.

6. Please expand your discussion to provide more detail regarding the "deficiency in monitoring and evaluating independent engineering reports." Also, explain in better detail the "additional disclosure and monitoring procedures" implemented that resulted in what you believe are now effective disclosure controls and procedures. Include dates of corrective actions and any associated material costs. Furthermore, advise as to future actions that will be taken to further remediate the deficiency, and any associated material costs. Finally, tell us the consideration you gave in providing risk factor disclosure regarding the deficiency.

<u>Closing comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry